Exhibit 99.52

CONSENT of QUALIFIED PERSON

Shane Tad Crowie, P.Eng.

JDS Energy and Mining Ltd.

900 – 999 West Hastings

Vancouver, British Columbia, V6C 2W2

I, Shane Tad Crowie, P. Eng., consent to the public filing of the technical report titled “NI 43-101 Technical Report, Soracaya Project, Potosi, Bolivia” that has an effective date of January 1, 2024 (the “Technical Report”) by Santacruz Silver Mining Ltd. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the Company’s news release dated August 21, 2024, entitled “Santacruz Silver Announces Mineral Resources and Reserves and Files NI 43-101 Technical Reports for its Bolivian Assets” (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this October 4, 2024.

“original signed by Tad Crowie, P.Eng.”
Shane Tad Crowie, P. Eng.